Teva to Present New Respiratory Data at the
2016 European Respiratory Society (ERS) International Congress

Data To Be Presented for Two Respiratory Therapies –
CINQAERO® (reslizumab) and DuoResp Spiromax® (budesonide/formoterol fumarate dihydrate)

JERUSALEM, August 30, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that five company-sponsored abstracts will be presented at the 2016 European Respiratory Society (ERS) International Congress in London, England on September 3-7, 2016.

The presentations include new data on Teva’s biologic CINQAERO® for severe eosinophilic asthma and the health economic impact of severe eosinophilic asthma. Of note, one of the abstracts will present a new analysis of CINQAERO® among the Global Initiative for Asthma (GINA) Step 4 and Step 5 patient groups.

“The European Respiratory Society (ERS) International Congress provides Teva with a tremendous opportunity to showcase the technological and therapeutic advancements our team continues to develop for patients around the world living with respiratory disease,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “This year we will present data from both our inhaler and biologics portfolios to showcase our commitment to the respiratory community as a core therapeutic area for Teva. We are particularly pleased that a new analysis of our CINQAERO® pivotal data will be highlighted at the meeting, examining its clinical efficacy in patients categorized by GINA Step 4 and 5 levels of asthma severity.”

All Teva-sponsored data to be presented at the 2016 ERS International Congress is as follows:

CINQAERO® (reslizumab)

#OA2998: Early identification of responders to reslizumab at 16 weeks using an algorithm derived from the pivotal clinical studies of severe eosinophilic asthma (SEA) patients

•	This late-breaking abstract will be presented as an oral presentation during the Recent High Impact Findings Regarding COPD Comorbidities session on Monday, September 5 from 2:25-4:45 PM

#OA1797: Reslizumab in patients with inadequately controlled asthma and elevated blood eosinophils (EOS): analysis of two phase 3, placebo-controlled trials

•	This abstract will be presented as an oral presentation during the Asthma: From Basic Mechanisms to Novel Therapeutic Perspectives session on Monday, September 5 from 8:30-10:00 AM

#PA4107: Reslizumab in asthma patients with severe eosinophilic asthma stratified by GINA asthma Steps 4 and 5: analysis of two Phase 3, placebo-controlled trials

•	This abstract will be presented as a poster presentation on Tuesday, September 6 from 12:50-2:40 PM

DuoResp Spiromax® (budesonide/formoterol fumarate dihydrate)

#PA627: Real-life effectiveness of budesonide/formoterol for the management of asthma and COPD

•	This abstract will be presented as a poster presentation on Sunday, September 4 from 12:50-2:40 PM

Health Economics & Outcomes Research

#PA4212: The real world burden of illness in uncontrolled asthma with elevated eosinophils

•	This abstract will be presented as a poster presentation on Tuesday, September 6 from 12:50-2:40 PM

All abstracts are available on the ERS website, and can be accessed here.

About CINQAERO® (reslizumab)
CINQAERO® is a high affinity humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa). IL-5 is the most selective eosinophil-active cytokine and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. CINQAERO® binds to human IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation.

CINQAERO® was recently granted marketing authorization by the European Commission in the 28 countries of the European Union (EU), in addition to Norway, Liechtenstein and Iceland. CINQAERO® is a humanized interleukin-5 antagonist monoclonal antibody for add-on therapy in adult patients with severe eosinophilic asthma inadequately controlled despite high-dose inhaled corticosteroids plus another medicinal product for maintenance treatment. Reslizumab is currently approved and marketed in the United States and Canada as CINQAIR® (reslizumab) Injection.

About DuoResp Spiromax® (budesonide/formoterol fumarate dihydrate)
DuoResp Spiromax® contains a combination of budesonide, an inhaled corticosteroid to treat the underlying inflammation in asthma and COPD, and formoterol fumarate dihydrate, a long-acting beta2-adrenergic agonist for the relief of bronchoconstriction in asthma and COPD. With its design, the Spiromax inhaler incorporates a specific combination of features and provides consistent drug delivery across inspiratory flow rates. DuoResp Spiromax® received marketing authorization from the European Commission on the 29th of April 2014, and is currently available to patients in multiple countries across Europe.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologics. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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